767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

June 22, 2015

VIA EDGAR TRANSMISSION

Mara Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ollie’s Bargain Outlet Holdings, Inc.
Registration Statement on Form S-1
Submitted June 15, 2015
File No. 333-204942

Dear Ms. Ransom:

On behalf of our client, Ollie’s Bargain Outlet Holdings, Inc., a Delaware corporation (the “Company”), we are submitting herewith electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (File No. 333-204942) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated June 17, 2015. We are sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

Capitalization, page 41

1.	We note that during the Recapitalization you borrowed $50.0 million under your Revolving Credit Facility and used $48.8 million of the proceeds to pay a cash dividend to your stockholders. Please tell us how you used the remaining $1.2 million of proceeds from your borrowing, and revise footnote 2 to clarify this matter to your investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the remaining $1.2 million of proceeds were used to pay $1.1 million of bank fees and $0.1 million of legal and other expenses related to the Recapitalization. The Company has further revised footnote 2 on page 42 in response to the Staff’s comment.

Selected historical consolidated financial data, page 45

2.	You disclose in the last sentence of the first paragraph under this heading that you derived your consolidated balance sheet data as of May 2, 2015 and May 3, 2014 from your unaudited condensed consolidated financial statements included elsewhere in this prospectus. This statement appears partially incorrect since you neither present balance sheet data as of May 3, 2014 within your selected financial data nor include a balance sheet as of May 3, 2014 within your unaudited condensed consolidated financial statements included elsewhere in this filing. Please advise or revise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations,

Overview, page 48

3.	We have reviewed your response to comment 14. While we understand your focus is on revenue and profitability growth via expansion, we note that comparable store sales accounts for more than 80% of sales in 2014. Please include additional disclosures with respect to targets, goals, plans to drive sales and manage expenses, and other relevant discussions with similar specificity as provided for non-comparable stores.

The Company acknowledges the Staff’s comment and has further revised the disclosure on page 49 in response to the Staff’s comment.

Results of Operations

First quarter 2015 compared to first quarter 2014

Net Sales, page 55

4.	We note your reference to “strong deals” within your analysis of the increase in comparable store sales in both your year-end and interim analysis of results and have the following comments:

•	If you significantly increased your promotional activity during these periods resulting in lower sales prices for your products, and if this had a significant impact on your revenue, please clearly disclose this.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its promotional activity, which consists primarily of its flyers, did not increase during these periods and did not have a significant impact on the Company’s revenue. The Company respectfully advises the Staff that it has clarified its disclosure to remove references to “strong deals” and to refer instead to its opportunistic purchases of merchandise in specific product categories. Please see pages 56 and 57 for the revised disclosure.

•	If your total promotional activity was consistent from period to period, but the merchandise categories varied that were being promoted, disclosure may be necessary to the extent that merchandise categories with unusually high or low gross margins were promoted in different periods and this change in product mix from one period to the next impacted your consolidated gross margin.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its promotional activity was relatively consistent from period to period and the Company did not adjust its promotional activity based on merchandise categories with unusually high or low gross margins. Rather, the change in product mix was based on the Company’s ability to opportunistically source merchandise in the product categories of electronics, pets, clothing and food during the periods presented. The Company’s sales were also impacted by favorable weather patterns which helped increase sales in summer furniture and lawn and garden items. The changes in product mix from one period to the next did not impact the Company’s gross margins significantly. The Company respectfully advises the Staff that it has clarified its disclosure to remove references to “strong deals” and to refer instead to its opportunistic purchases of merchandise in specific product categories. Please see pages 56 and 57 for the revised disclosure.

•	Additionally, please consider better explaining the timeframe during which any significant promotions occurred to provide your investors with greater insight into the extent to which increases in your revenue were dependent upon a significant level of promotional activity and the likelihood that you will be able to provide similar levels of promotional activity in the future. If you depend on frequent promotional activity to drive traffic to your stores, you should better describe your reliance on frequent promotional activity, how this frequent promotional activity impacts the prices at which you sell your goods and the volume of goods sold to clarify the net impact on your revenue, and management’s plans for continuing a similar level of promotional activity in the future.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its promotional activity consists primarily of 21 flyers that it disseminates throughout the year, with five such flyers being distributed in the first quarter both in fiscal year 2015 and fiscal year 2014. The Company does not increase its levels of promotional activity based on its merchandise offerings. The Company further advises the Staff that although its flyers may drive traffic to its stores, promotional activity does not impact the prices at which the Company sells its goods and the volume of goods sold.

5.	As previously requested, please disclose more detail about the underlying material factors contributing to the increases in comparable store sales in both your year-end and interim results discussions, such as any changes in selling prices, volumes or the introduction or discontinuance of popular products that had a significant impact on your revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K. In this regard, your current disclosures such as stating that comparable store sales increase primarily due to “strong deals in electronics, pets and clothing” do not provide enough insight into the underlying factors that drove the increase in comparable store sales that investors can assess the likelihood that past results are indicative of future results. To the extent that multiple offsetting factors influenced your comparable store sales, you should discuss the impact of each significant factor. For example, if “strong deals” indicates that you lowered average prices through increased promotional activity, this would appear to decrease revenue; however, these lower prices may have been more than offset by higher volumes of products being sold. In this case, both the decrease in pricing and the increase in volume should be described.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has clarified its disclosure to remove references to “strong deals” and to refer instead to its opportunistic purchases of merchandise in specific product categories, including food, electronics, pets, clothing and summer furniture in the first quarter of 2015 and in food, automotive, pets and personal health care in fiscal year 2014. Please see pages 56 and 57 for the revised disclosure. The Company has further revised the disclosure on page 57 to include more detail about additional factors contributing to the increases in comparable store sales in response to the Staff’s comment.

Critical accounting policies and estimates, page 63

6.	Refer to comment 18. To assist us in understanding your disclosures regarding inventories, please respond to the following comments:

•	Please tell us in detail how accurate your permanent markdown estimates have been and what impact permanent markdowns had on your results of operations for the historical financial statement periods presented.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as noted in its accounting policies, the Company utilizes the retail inventory method to determine inventory cost. As part of the retail inventory method, the Company recognizes permanent markdowns on a timely basis within the perpetual inventory system based upon the assessment of management for specific inventory items that will require permanent markdowns in retail price due to limited circumstances, such as seasonal merchandise or end-of-season clearances. The Company has not experienced any material inventory write-downs or impairments that would indicate that historical permanent markdowns were not reasonable estimates. The level of permanent markdowns recognized on a retail basis for each of the historical periods presented has not been material relative to total net sales, with permanent markdowns as a percentage of net sales at 1.0% and 0.8% for fiscal years 2014 and 2013, respectively. The level of permanent markdowns has also been consistent from year to year and as a result permanent markdowns have not had any material impact on the trends or comparability between reporting periods.

•	Also, tell us how many times your inventory turned over for each period presented in your financial statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s inventory turnover has been as follows (dollars in thousands):

	Fiscal Year 2013	Fiscal Year 2014	First Quarter 2014	First Quarter 2015
Average Inventory at Cost	$141,724	$161,266	$147,913	$172,972
Cost of Sales	$323,908	$384,465	$78,980	$98,427

Inventory Turnover	2.29	2.38	0.53	0.57

Consolidated statements of income, page F-4

7.	Refer to comment 23. After you determine the pricing of your offering please show us how you are calculating the incremental shares related to the dividends you declared that were in excess of earnings. Please show us your calculations for both the interim and annual periods presented.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide the Staff with its calculations of the incremental shares related to its dividends in excess of earnings for both the interim and the annual periods presented. These calculations will include consideration of the April 2014 and May 2015 transactions with dividends in excess of earnings.

(1) Organization and summary of significant accounting policies, page F-7

8.	Refer to comment 24. Please either disclose an accounting policy for the Ollie’s Army rewards program or provide us with a quantified assessment demonstrating the immateriality of your reward program to your historical financial statements for each period presented. Unless the impact of the rewards program is clearly immaterial to your financial statements, please explain to us in further detail how you considered recording a balance sheet liability as points are earned that represents management’s best estimate of the cost of points earned that are expected to be redeemed in the future, and also tell us whether the cost of the loyalty program is recorded as an expense or a reduction of revenue. If an accounting policy is appropriate, please consider quantifying within a footnote the impact of your rewards program on your income statement and tell us how you considered analyzing changes in the income statement impact of your rewards program as part of your analysis of results of operations within MD&A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that disclosure of an accounting policy related to the Ollie’s Army rewards program is not necessary as the impact is not material. For fiscal years 2014 and 2013 the total cost of coupons redeemed that were distributed under the Ollie’s Army rewards program was $1.3 million (0.20% of net sales) and $1.1 million (0.19% of net sales), respectively. The Company respectfully advises the Staff that as noted in its prior response to the Staff’s comment 24, the rewards program percentage-off coupons may not be combined, and therefore the total cost of coupons includes both discounts related to the redemption of Ollie’s Army rewards program coupons as well as other available coupons not related to the Ollie’s Army rewards program, which would further reduce the cost amounts. The Company is not currently able to quantify the sole impact of the Ollie’s Army reward program, but, as noted above, the total impact of coupons used is immaterial. The Company will include disclosures for its loyalty program at such time it is determined to be significant as required by ASC 235-10-50.

(5) Debt obligations and financing arrangements, page F-16

9.	Refer to comment 29. Since your Amended Term Loan and the Credit Facility restricts all of the net assets of the Company’s consolidated subsidiaries, you meet the criteria in Rule 5-04 of Regulation S-X to provide Schedule I as prescribed by Rule 12-04 of Regulation S-X. Accordingly, please revise to include Schedule I.

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-24 to include Schedule I.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	John Swygert
Executive Vice President and Chief Financial Officer
Ollie’s Bargain Outlet Holdings, Inc.